Exhibit 99.1

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Reuters Group PLC

2.	Reason for the notification (please place an X inside the appropriate bracket/s):
An acquisition or disposal of voting rights: ( X )
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): ( )
……………..

3.	Full name of person(s) subject to the notification obligation (iii):
Capital Group International, Inc.

4.	Full name of shareholder(s) (if different from 3.) (iv):

5.	Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
7/03/2007

6.	Date on which issuer notified:
8/03/2007

7.	Threshold(s) that is/are crossed or reached:
3%

8.	Notified details:
……………..

A: Voting rights attached to shares

	Situation previous to the Triggering transaction (vi)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting Rights (viii)

Ordinary Shares	36,888,000	36,888,000

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares		Number of voting rights (ix)		% of voting rights
	Direct	Indirect	Direct (x)	Indirect (xi)	Direct	Indirect

		39,339,900		39,339,900		3.0844%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

n/a

Total (A+B)

Number of voting rights	% of voting rights

39,339,900	3.0844%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

	Number of	Percent of
	Shares	Outstanding

Capital Group International, Inc. (“CGII”) holdings	39,339,900	3.084%
Holdings by CGII Management Companies and Funds:
Capital Guardian Trust Company	1,041,900	0.082%
Capital International Limited	27,810,384	2.180%
Capital International S.A.	6,169,000	0.484%
Capital International, Inc.	4,318,616	0.339%

Proxy Voting:

10.	Name of the proxy holder:
……………..

11.	Number of voting rights proxy holder will cease to hold:
……………..

12.	Date on which proxy holder will cease to hold voting rights:
……………..

13.	Additional information:
……………..

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
Capital Group International, Inc

Contact address (registered office for legal entities):
11100 Santa Monica Blvd., 15th Floor, Los Angeles, California 90025

Phone number:
(213) 615-0469

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name
Vivien Tan

Contact address
11100 Santa Monica Blvd., 15th Floor, Los Angeles, California 90025

Phone number:
(213) 615-0469

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)
Fax: (213) 486–9698:
Email: GRGroup@capgroup.com

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Reuters Group PLC

2.	Reason for the notification (please place an X inside the appropriate bracket/s):
An acquisition or disposal of voting rights: ( X )
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): ( )
……………..

3.	Full name of person(s) subject to the notification obligation (iii):
AMVESCAP PLC

4.	Full name of shareholder(s) (if different from 3.) (iv):

5.	Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
6/03/2007

6.	Date on which issuer notified:
8/03/2007

7.	Threshold(s) that is/are crossed or reached:
5%

8.	Notified details:
……………..

A: Voting rights attached to shares

	Situation previous to the Triggering transaction (vi)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting Rights (viii)

Ordinary Shares	78,426,278	78,426,278

Resulting situation after the triggering transaction (vii)

	Number of shares	Number of voting rights (ix)		% of voting rights
Class/type of shares if possible using the ISIN CODE	Direct	Direct (x)	Indirect (xi)	Direct	Indirect

	71,719,192		71,719,192		5.62%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

71,719,192	5.62%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Bank of Ireland – 839,102

Bank of New York – 137,338

Banque Paribas – 392,722

Bank of New York (Brussels) – 54,182

Bank of New York (Singapore) – 43,000

Chase Bank – 128,939

Chase Nominees – 1,491,341

Vidacos Nominees – 56,799,224

HSBC Nominees – 1,005,930

Japan Trustee Services Bank – 2,925

Mellon Bank – 506,863

Santander Central Hispano Investment – 13,748

State Street (Sydney) – 8,000

State Street Trust & Banking Co (London) – 9,199,805

Trust & Custody Services – 6,339

Northern Trust Company (London) – 1,024,514

ADR’s 6:1 – 10,870

Proxy Voting:

10.	Name of the proxy holder:
……………..

11.	Number of voting rights proxy holder will cease to hold:
……………..

12.	Date on which proxy holder will cease to hold voting rights:
……………..

13.	Additional information:
……………..

14.	Contact name:
Samantha Edwards

15.	Contact telephone number:
01491 416381

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
AMVESCAP PLC

Contact address (registered office for legal entities):
30 Finsbury Square, London EC2A 1AG

Phone number:
020 7638 0731

Other useful information (at least legal representative for legal persons):
Fax: 020 7065 3962

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Reuters Group PLC

2.	Reason for the notification (please place an X inside the appropriate bracket/s):
An acquisition or disposal of voting rights: ( X )
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): ( )
……………..

3.	Full name of person(s) subject to the notification obligation (iii):
AMVESCAP PLC

4.	Full name of shareholder(s) (if different from 3.) (iv):

5.	Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
8/03/2007

6.	Date on which issuer notified:
9/03/2007

7.	Threshold(s) that is/are crossed or reached:
5%

8.	Notified details:
……………..

A: Voting rights attached to shares

	Situation previous to the Triggering transaction (vi)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting Rights (viii)

Ordinary Shares	71,719,192	71,719,192

Resulting situation after the triggering transaction (vii)

	Number of shares	Number of voting rights (ix)		% of voting rights
Class/type of shares if possible using the ISIN CODE	Direct	Direct (x)	Indirect (xi)	Direct	Indirect

	62,194,192		62,194,192		4.87%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

62,194,192	4.87%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Bank of Ireland – 752,767

Bank of New York – 137,338

Banque Paribas – 392,722

Bank of New York (Brussels) – 54,182

Bank of New York (Singapore) – 43,000

Chase Bank – 128,939

Chase Nominees – 1,491,341

Vidacos Nominees – 49,373,186

HSBC Nominees – 877,431

Japan Trustee Services Bank – 2,925

Mellon Bank – 454,712

Santander Central Hispano Investment – 13,748

State Street (Sydney) – 8,000

State Street Trust & Banking Co (London) – 7,523,240

Trust & Custody Services – 6,339

Northern Trust Company (London) – 869,102

ADR’s 6:1 – 10,870

Proxy Voting:

10.	Name of the proxy holder:
……………..

11.	Number of voting rights proxy holder will cease to hold:
……………..

12.	Date on which proxy holder will cease to hold voting rights:
……………..

13.	Additional information:
……………..

14.	Contact name:
Samantha Edwards

15.	Contact telephone number:
01491 416381

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
AMVESCAP PLC

Contact address (registered office for legal entities):
30 Finsbury Square, London EC2A 1AG

Phone number:
020 7638 0731

Other useful information (at least legal representative for legal persons):
Fax: 020 7065 3962

TR-1: Notification of Major Interests in Shares

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached
Reuters Group PLC

2.	Reason for the notification
An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights – see Section 13

Other (please specify): Revised due to DTR rules – see Section 13

3.	Full name of person(s) subject to the notification obligation
Fidelity International Limited (FIL)

4.	Full name of shareholder(s) (if different from 3.)

Shares held	UK Nominee	Management Co

55,630	State Street Bank & TR CO London	FPM
861,500	Northern Trust London	FPM
192,900	Mellon Bank	FPM
1,683,400	JP Morgan, Bournemouth	FPM
24,313,407	JP Morgan, Bournemouth	FISL
18,395,590	JP Morgan, Bournemouth	FIL
2,907,826	JP Morgan, Bournemouth	FII
8,711,899	Brown Borthers Harriman Ltd	LUX FIL
451,200	Bank of New York Brussels	FPM

5.	Date of the transaction and date on which the threshold is crossed or reached
Revised due to DTR rules

6.	Date on which issuer notified
21 March 2007

7.	Threshold(s) that is/are crossed or reached:
N/A

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction

	Number of Shares	Number of Voting Rights	Number of Shares	Number of Voting Rights		% of Voting Rights
			Direct	Direct	Indirect	Direct	Indirect

ISIN GB0002369139	57, 573,352	57,573,352			57,573,352		4.52%

B. Financial Instruments

Resulting situation after the triggering transaction

Type of Financial Instrument	Expiration Date	Exercise/Conversion Period/Date	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)

Number of Voting Rights	% of Voting Rights

57,573,352	4.52%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Shares held	UK Nominee	Management Co

55,630	State Street Bank & TR CO London	FPM
861,500	Northern Trust London	FPM
192,900	Mellon Bank	FPM
1,683,400	JP Morgan, Bournemouth	FPM
24,313,407	JP Morgan, Bournemouth	FISL
18,395,590	JP Morgan, Bournemouth	FIL
2,907,826	JP Morgan, Bournemouth	FII
8,711,899	Brown Borthers Harriman Ltd LUX	FIL
451,200	Bank of New York Brussels	FPM

Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaires, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), Investment managers for various non-US investment companies and institutional clients.

Proxy Voting:

10.	Name of the proxy holder:
Fidelity International Limited (FIL)

11.	Number of voting rights proxy holder will cease/acquire to hold:
N/A

12.	Date on which proxy holder will cease/acquire to hold voting rights:
N/A

13.	Additional information:
As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FMR Corp. Please note these holdings are correct as of close of business 19 March 2007.

14.	Contact Name
Laura Cotterell

15.	Contact:
fil-regulatoryreporting@uk.fid-intl.com

15 March 2007.      Notification of transactions of directors, persons discharging managerial responsibility or connected persons

This notification relates to transactions notified in accordance with Disclosure Rule 3.1.4R(1)(a) and section 324 (as extended by section 328) of the Companies Act 1985.

On 12 March 2007, share awards under the company’s long term incentive plan (LTIP) granted in 2004 vested. 544,094 share awards relating to ordinary shares of 25p each vested to Thomas Glocer, Reuters Chief Executive Officer. Mr Glocer sold 223,637 shares for £4.42 per share to cover the tax liability and retained 320,457 shares.

On the same day, 200,000 share awards under the LTIP relating to ordinary shares of 25p each vested to David Grigson and Devin Wenig, both executive directors at Reuters. Mr Grigson sold 82,205 shares and retained 117,795 shares. Mr Wenig sold 89,824 shares and retained 110,176 shares. The shares were sold at £4.42 per share to cover the tax liability.

On 13 March 2007, share awards under the LTIP were made to the same executive directors. Mr Glocer was awarded 500,000 share awards, Mr Wenig 300,000 share awards and Mr Grigson 200,000 share awards. The share awards were granted at nil cost to the director.

Also on 13 March 2007, share option awards under the company’s Discretionary Share Option Plan of 625,000, 375,000 and 250,000 shares were made to Mr Glocer, Mr Wenig and Mr Grigson respectively. The option price was £4.42.

After these transactions the executive directors’ interests in ordinary shares is as follows:

Director	Shares Held	Share awards under long term incentives	Share Options

Thomas Glocer	721,802	3,148,505	7,176,858
David Grigson	185,425	763,468	2,016,122
Devin Wenig	216,019	913,468	2,533,671

These holdings do not exceed 1% of the issued share capital of the company.

Contact:
Elizabeth Maclean, Assistant Company Secretary
Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

2 March 2007.      Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 410,000 Ordinary shares of 25p each under the Restricted Share Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:
Elizabeth Maclean
Assistant Company Secretary
Elizabeth.Maclean@reuters.com
Tel no. 020 7542 6706

16 March 2007.      Reuters Group PLC files its Annual Report and Form 20-F 2006

London – Reuters Group PLC has today filed its Annual Report and Form 20-F 2006 with the US Securities and Exchange Commission (SEC).

Both Reuters Annual Report and Form 20-F 2006 and Reuters Annual Review 2006 are available on Reuters website (about.reuters.com/reports/ar2006). They will be posted to shareholders on 27 March 2007.

Ends

Contact:
Miriam McKay
Global Head of Investor Relations
T: +44 207 542 7057
miriam.mckay@reuters.com

21 March 2007.      Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 420,000 Ordinary shares of 25p each under the Discretionary Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:
Elizabeth Maclean
elizabeth.maclean@reuters.com
Assistant Company Secretary
Tel no. 020 7542 6706

26 March 2007.      FXMarketSpace launches world's first centrally-cleared foreign exchange platform

Platform has the potential to revolutionise and accelerate growth in global FX market

London/Chicago/New York – March 26, 2007.
FXMarketSpace, the world’s first centrally-cleared, global foreign exchange (FX) platform for the over-the- counter market, today announced that it is fully operational and open for trading. The launch, which represents a major evolution in the FX industry, arrives on schedule, coming just 11 months after Reuters and CME announced the creation of FXMarketSpace in May 2006.

A total of 12 clearing prime brokers are already live on FXMarketSpace, ensuring that their customers can start to trade immediately. An additional eight are joining. Customers have successfully tested both their ability to connect to and use FXMarketSpace, and more recently have started to trade actively in a live environment.

Today, 76 customers are either live or in the process of joining, significantly ahead of initial expectations. Some of the participating banks and prime brokers include ABN Amro, Bank of America, Barclays Capital Prime Services, Bear Stearns Forex, Calyon Financial, Citigroup, Credit Suisse, Deutsche Bank FX Prime Brokerage, JPMorgan, Penson GHCO, Prudential Financial/Bache Financial, Rand Financial Services, Inc., RBS, Societe Generale Corporate & Investment Banking and UBS. Other financial institutions include D|Square, FX Concepts, GMO, Infinium and Saxon Financial.

FXMarketSpace believes that it has the potential to transform the institutional FX market through its centrally cleared credit model which includes: -

• Broader access enabled by CME Globex® API connection and over 100,000 Reuters FX desktops, supplemented by access through four Independent Software Vendors: Flextrade, GL Trade, Patsystems and Trading Technologies, Inc.

• Trading anonymity through a central counterparty model that enables all customers to buy and sell without having their name disclosed to other market participants

• Greater transparency where all prices are now available to all participants and five levels of market depth are displayed; increased price transparency will enable greater participation and increased liquidity

• Robust, scalable technology that supports minimum latency and maximum order throughput

The platform enables trading in Spot FX across six major currencies – the Euro, Japanese Yen, British Pound, Australian Dollar, Swiss Franc and Canadian Dollar against the US Dollar, as well as four cross-currency pairs.

Mark Robson, Chief Executive Officer, FXMarketSpace said: “Today is a landmark event for FXMarketSpace and we believe for the FX industry as a whole. The launch of our platform means that the doors are now open for a broader and more diverse range of institutions to participate in the global FX market, which will benefit from better execution and the increased efficiencies that we can offer. Our existing customers are already convinced of our ability to meet their needs and deliver high-performance results. FXMarketSpace will fuel further rapid growth in our industry and create new opportunities for our customers.”

Tom Glocer, Chief Executive Officer, Reuters said: “FXMarketSpace represents the next step in the evolution of the FX markets, directly in response to customer demand. It brings innovations including central counter-party clearing, more efficient credit handling, anonymity and raw speed. Reuters is very pleased to be bringing these benefits to our community of over 100,000 FX market participants.”

Craig Donohue, Chief Executive Officer, CME said: “FXMarketSpace is a key component in CME’s strategy of leveraging our trade matching and clearing strengths in the OTC market. As I said when we launched this venture last year, we believe that FXMarketSpace has the potential to revolutionise the FXMarket. Today’s launch marks the beginning of that transformation.”

Customer Remarks
Brian Duff, Head of Prime Brokerage at RBS Greenwich Capital said:"The development of a centrally cleared FX trading platform for the OTC market allows us to both extend our product offering to existing customers and attract new entrants to our Prime Brokerage business."

Kevin Kennedy, Chief Technology Officer at Prudential Financial/Bache Financial said: “FXMarketSpace allows Prudential to satisfy the increasing customer demand for an FX trading venue that maximises clearing and settlement efficiencies."

Kelly Adams, Chief Technology Officer at FX Concepts said: “The launch of FXMarketSpace is a significant event in the evolution of FX, as the benefits of an exchange are finally available to the cash FX market.”

Damian Mitchell, Managing Partner at D|Square said: “FXMarketSpace provides us with the opportunity to trade FX with a more diverse community in a transparent, low latency environment.”

About FXMarketSpace
FXMarketSpace, a 50/50 joint venture between Reuters, and CME, is the first centrally-cleared, global, over the counter foreign exchange (FX) marketplace. FXMarketSpace is the first FX platform involving the entire spectrum of market participants including global and regional banks, asset managers, corporations, hedge funds and other market makers. The platform utilises CME’s central counterparty model and clearing function, with access via Reuters premium desktop services and CME’s API. The result is a platform that is uniquely positioned to reduce risk, provide deep liquidity, support anonymity and price discovery, while cutting costs and increasing efficiencies for inter-dealer and institutional FX transactions. FXMarketSpace is authorised by the FSA as an Alternative Trading System. For more information please visit www.fxmarketspace.com.

Media Contacts:

FXMarketSpace
Jake Smith, + 44 20 7796 7169
Jake.smith@fxmarketspace.com

Financial Dynamics
Charlie Armitstead/Andrew Waterworth
+ 44 7703 330 269/ +44 207 269 7127

Share Buy Back Announcements

1 March 2007
Reuters Group plc announces that on 1 March 2007 it purchased for cancellation 500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 433.8742p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,275,055,255.

2 March 2007
Reuters Group plc announces that on 2 March 2007 it purchased for cancellation 500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 434.1245p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,275,607,954.

5 March 2007
Reuters Group plc announces that on 5 March 2007 it purchased for cancellation 1,500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 422.8922p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,274,107,954.

7 March 2007
Reuters Group plc announces that on 7 March 2007 it purchased for cancellation 200,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 440.2656p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,275,445,381.

9 March 2007
Reuters Group plc announces that on 9 March 2007 it purchased for cancellation 400,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 442.5719p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,272,813,639.

13 March 2007
Reuters Group plc announces that on 13 March 2007 it purchased for cancellation 500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 439.6076p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,272,165,422.

14 March 2007
Reuters Group plc announces that on 14 March 2007 it purchased for cancellation 1,450,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 427.5211p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,270,883,110.

15 March 2007
Reuters Group plc announces that on 15 March 2007 it purchased for cancellation 700,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 428.6418p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,271,879,153.

16 March 2007
Reuters Group plc announces that on 16 March 2007 it purchased for cancellation 200,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 428.9761p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,271,905,779.

19 March 2007
Reuters Group plc announces that on 19 March 2007 it purchased for cancellation 500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 436.4334p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,271,662,230.

20 March 2007
Reuters Group plc announces that on 20 March 2007 it purchased for cancellation 1,000,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 437.7118p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,269,706,777.

21 March 2007
Reuters Group plc announces that on 21 March 2007 it purchased for cancellation 500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 446.0875p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,270,022,002.

22 March 2007
Reuters Group plc announces that on 22 March 2007 it purchased for cancellation 250,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 454.2311p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,269,772,002.

23 March 2007
Reuters Group plc announces that on 23 March 2007 it purchased for cancellation 400,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 463.673p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,268,626,450.

26 March 2007
Reuters Group plc announces that on 26 March 2007 it purchased for cancellation 500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 466.1703p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,268,255,502.

27 March 2007
Reuters Group plc announces that on 27 March 2007 it purchased for cancellation 700,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 462.2425p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,267,826,692.

28 March 2007
Reuters Group plc announces that on 28 March 2007 it purchased for cancellation 1,200,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 459.0774p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,267,326,692.

29 March 2007
Reuters Group plc announces that on 29 March 2007 it purchased for cancellation 500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 459.275p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,268,479,904.

30 March 2007
Reuters Group PLC (“the Company”) would like to notify the market in accordance with Listing Rule 12.6.4R, of the following information:

On the 30 March 2007 the Company cancelled 2,500,000 ordinary shares each with a nominal value of 25 pence per share currently held in Treasury. Following the cancellation of shares held in Treasury, the Company’s issued share capital on 30 March 2007 consisted of 1,404,188,670 ordinary shares of 25 pence. The Company now holds 135,860,000 ordinary shares in Treasury, and the Company is not permitted to exercise voting rights in respect of those ordinary shares. Therefore, the total number of voting rights in the Company is 1,268,328,670.

The above figure (1,268,328,670) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.